FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, July 30, 2009 Press release

SECOND QUARTER 2009 RESULTS

KEY NUMBERS FOR THE SECOND QUARTER 2009

•

Revenues of Euro 3.905 billion, down 4.8% year-over-year, up 8.5% sequentially

•

Adjusted[2] gross profit of Euro 1.293 billion or 33.1% of revenues

•

Adjusted[2] operating income[1] of Euro (62) million or (1.6)% of revenues

•

Reported net income (group share) of Euro 14 million or Euro 0.01 per share, including one time items

•

Operating cash flow[3] of Euro (287) million

•

Net (debt)/cash of Euro 28 million as of June 30, 2009

•

Full-year 2009 guidance to be around break-even at the adjusted[2] operating income[1] level reiterated

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“Overall, I am pleased with the progress we have made this quarter. We announced a major co-sourcing/joint go-to-market agreement with HP. We closed the Thales transaction. Customer desire to partner with Alcatel-Lucent for next generation solutions continues to grow.”

“Operationally, we are seeing positive trends in our top-line, gross margin and operating expenses.”

“Looking forward, market conditions remain difficult and operators continue to be selective about their investments. We reiterate our view that our addressable market should be down between 8% and 12% at constant currency in 2009. As we look forward to the second half, we expect to achieve our target of an adjusted operating income around breakeven through further improvement in our margins and expense structure.”

KEY HIGHLIGHTS

•

Second quarter revenue decreased 4.8% year-over-year and increased 8.5% sequentially to Euro 3.905 billion.  At constant currency exchange rates, revenue decreased 10.5% year-over-year and increased 10.5% sequentially. The carrier segment saw a double-digit decline in revenue, driven by fixed access, switching and terrestrial optics. Wireless revenues declined at a mid-single digit rate, a much lower pace than in the first quarter, driven by sustained growth in W-CDMA and the recovery of CDMA revenues. Enterprise revenue continued to decline at a double-digit rate. Applications software revenues grew at a low single-digit rate while Services revenues grew at a high single digit rate. From a geographic standpoint, revenue declined at a double-digit rate in both Europe and in the rest of the world. On the other hand, revenue was stable in North America on a reported basis (down 13% when accounting for the change in the Euro/USD exchange) a marked improvement over the first quarter.  Finally, Asia Pacific returned to growth, driven by China and India.

•

Adjusted operating income of Euro (62) million or (1.6%) of revenue. Adjusted gross margin came in at 33.1% of revenue for the quarter, compared to 34.9% in the year ago quarter and 31.5% in the first quarter 2009. The year-over-year reduction in gross margin was driven by volumes, the product/geographic mix, the recovery of the US dollar and the non recurrence of the capital gain booked in the year ago quarter (50bp impact on the gross margin). The sequential recovery in the gross margin was driven by volume and mix. Operating expenses increased 1.1% year-over-year due to the strong reduction in R&D capitalization and the recovery of the US dollar. On a sequential basis, operating expenses declined 2.3%, largely reflecting the company’s ongoing cost reduction initiatives.

•

Reported net income (group share) of Euro 14 million or Euro 0.01 per share. Three one time items impacted both the reported and adjusted net income of Alcatel-Lucent this quarter. These include 1) a tax free capital gain on the sale of Thales of Euro 255 million booked in the financial income line 2) a pre tax loss of Euro 175 million (Euro 107 million after tax) related to the change of carrying value of the Lucent’s convertible debenture 2.875% Series A, also booked in the financial income line 3) a tax free positive contribution in discontinued activities of Euro 129 million related to an earn-out clause on the 2007 sale of the satellite business to Thales. The net after tax impact of all three items was Euro 277 million or 0.12 per share.

•

Net (debt)/cash of Euro 28 million, versus Euro (841) million as of March 31, 2009. The sequential reduction in net debt of Euro 869 million primarily reflects the proceeds from the Thales sale (Euro 1,566 million), partly offset by a negative operating cash flow of Euro (287) million, restructuring cash outlays of Euro (104) million and the change of carrying value of the Lucent 2023 convertible of Euro (165) million. The negative operating cash flow of Euro (287) million is mainly due to an increase in operating and other working capital requirements of Euro 385 million. The latter results from a material decrease in payables and customers’ deposits and advances of Euro (537) million from the high level reached in prior quarters and a sequential reduction in the amount of receivables discounted of Euro (111) million. Progress was made in the management of inventory and accounts receivable, especially overdue. The company will accelerate its efforts in the second half.

•

Funded status of Pensions and OPEB of Euro (1,162) million at end June, compared to Euro (545) million as of March 31, 2009.  The sequential widening of the deficit mainly results from a decrease in the discount rates used for US pensions and post retirement healthcare plans of approximately one percentage point to 6.07% and 5.64% respectively. Plan assets grew in USD terms, reflecting gains in the financial markets but were stable in Euro terms due to the decline in the USD versus the Euro during the quarter.

OUTLOOK AND PROGRESS ON STRATEGIC PLAN

Alcatel-Lucent reiterates its guidance for 2009. The company continues to expect the global telecommunications equipment and related services market to be down between 8% and 12% at constant currency in 2009. The company still anticipates an adjusted2 operating income1 around break-even in 2009.

Progress on cost reduction plan: in order to meet its year end cost reduction targets, the company has taken a number of actions on a regional basis. These actions include headcount reductions, contractor reductions, co-sourcing, facility consolidation, reducing the use of agents, reducing commissions, and finding other operational efficiencies. To date, the company estimates that it has achieved approximately 35% of its plan to reduce costs and expenses by Euro 750 million on an exit run rate by the fourth quarter 2009.

Update on the co-sourcing strategy. On June 18, 2009, Alcatel-Lucent and HP announced their intent to form a 10-year co-sourcing agreement which is expected to help improve the efficiency of Alcatel-Lucent’s IS/IT infrastructure as well as boost its top-line through an innovative joint go-to-market approach. Alcatel-Lucent is currently exploring other co-sourcing partnerships in order to improve the efficiency of its legacy R&D.

Completion of the Thales transaction: on May 17th 2009, the company completed the sale of its 20.8% stake in Thales to Dassault Aviation for Euro 1.566 billion. Alcatel-Lucent is currently evaluating the potential sale of other non core assets.

REPORTED RESULTS

In the second quarter, the reported net income (group share) was Euro 14 million or Euro 0.01 per diluted share (USD 0.01 per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (42) million.

Reported Profit & Loss	Second	Second	% change,	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2009	2008	(% or pt)	2009	(% or pt)
Revenues	3,905	4,101	-4.8%	3,598	8.5%
Gross profit	1,293	1,432	-9.7%	1,133	14.1%
in % of revenues	33.1%	34.9%	-1.8 pt	31.5%	1.6 pt
Operating income (1)	(130)	(21)	Nm	(326)	Nm
in % of revenues	-3.3%	-0.5%	-2.8 pt	-9.1%	5.7 pt
Net income (loss) (Group share)	14	(1,102)	Nm	(402)	Nm
EPS diluted (in Euro)	0.01	(0.49)	Nm	(0.18)	Nm
E/ADS* diluted (in USD)	0.01	(0.77)	Nm	(0.24)	Nm
Number of diluted shares (million)	2,267.3	2,259.1	0.4%	2,259.7	0.3%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4020 as of June 30 2009, 1.5748 as of June 30 2008 and 1.3261 as of March 31 2009.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2009 adjusted2 net profit (group share) was Euro 56 million or Euro 0.02 per diluted share (USD 0.03 per ADS), which mainly includes a restructuring charge of Euro (123) million, a net financial profit of Euro 35 million, an adjusted income tax credit of Euro 61 million and a minority interest loss of Euro 12 million.

Adjusted Profit & Loss	Second	Second	% change,	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2009	2008	(% or pt)	2009	(% or pt)
Revenues	3,905	4,101	-4.8%	3,598	8.5%
Gross profit	1,293	1,433	-9.8%	1,133	14.1%
in % of revenues	33.1%	34.9%	-1.8 pt	31.5%	1.6 pt
Operating income (1)	(62)	93	Nm	(254)	Nm
in % of revenues	-1.6%	2.3%	-3.9 pt	-7.1%	5.5 pt
Net income (loss) (Group share)	56	(222)	Nm	(358)	Nm
EPS diluted (in Euro)	0.02	(0.10)	Nm	(0.16)	Nm
E/ADS* diluted (in USD)	0.03	(0.15)	Nm	(0.21)	Nm
Number of diluted shares (million)	2,645.0	2,259.1	17.1%	2,259.7	17.1%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4020 as of June 30 2009, 1.5748 as of June 30 2008 and 1.3261 as of March 31 2009.

KEY FIGURES

Geographic breakdown	Second	Second	% change,	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2009	2008	(% or pt)	2009	(% or pt)
North America	1,202	1,200	0.2%	1,113	8.0%
Asia Pacific	861	788	9.3%	649	32.7%
Europe	1,286	1,475	-12.8%	1,248	3.0%
RoW	556	638	-12.9%	588	-5.4%
Total group revenues	3,905	4,101	-4.8%	3,598	8.5%

Segment breakdown	Second	Second	% change,	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2009	2008	(% or pt)	2009	(% or pt)
Carrier	2,384	2,659	-10.3%	2,219	7.4%
- o/w IP	285	306	-6.9%	287	-0.7%
- o/w Optics	728	776	-6.2%	657	10.8%
- o/w Wireless	975	1,030	-5.3%	911	7.0%
- o/w Wireline	423	574	-26.3%	394	7.4%
- o/w eliminations	(27)	(27)	0.0%	(30)	-10.0%
Applications Software	260	252	3.2%	255	2.0%
Enterprise	258	306	-15.7%	245	5.3%
Services	873	809	7.9%	797	9.5%
Other & eliminations	130	75	Nm	82	Nm
Total group revenues	3,905	4,101	-4.8%	3,598	8.5%

Breakdown of segment	Second	Second	% change,	First	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2009	2008	(% or pt)	2009	(% or pt)
Carrier	(136)	83	Nm	(154)	Nm
In % of revenues	-5.7%	3.1%	-8.8 pt	-6.9%	1.2 pt
Applications software	(25)	(18)	Nm	(26)	Nm
In % of revenues	-9.6%	-7.1%	-2.5 pt	-10.2%	0.6 pt
Enterprise	(6)	24	Nm	(36)	Nm
In % of revenues	-2.3%	7.8%	-10.2 pt	-14.7%	12.4 pt
Services	87	64	Nm	(63)	Nm
In % of revenues	10.0%	7.9%	2.1 pt	-7.9%	17.9 pt
Other & eliminations	18	(60)	Nm	25	Nm
Total group op. income (loss)	(62)	93	NM	(254)	Nm

Cash Flow highlights	Second quarter	First quarter	Second quarter
In Euro million	2009	2009	2008
Net (debt)/cash at beginning of period	(841)	(389)	(30)
Adjusted operating income	(62)	(254)	93
Depreciation & Amort; OP non cash; other	160	136	177
Op. Cash Flow before change in WCR*	98	(118)	270
Change in operating & other WCR	(385)	75	(150)
Operating Cash Flow **	(287)	(43)	120
Interest	(40)	(75)	(16)
Taxes	(18)	(24)	(48)
Dividends received from equity affiliates	0	0	41
Cash contribution to pension & OPEB	(72)	(50)	(112)
Restructuring cash outlays	(104)	(178)	(166)
Cash flow from operating activities	(521)	(370)	(181)
Capital expenditures (incl. R&D cap.)	(175)	(165)	(203)
Free Cash Flow	(696)	(535)	(384)
Disposal of Thales	1,566	0	0
Change in the carrying value of the Lucent 2023 debenture	(165)	0	0
Discontinued, Cash from financing & Forex	164	83	(1)
Change in net(debt)/cash position	869	(452)	(385)
Net (debt)/cash at end of period	28	(841)	(415)

**Operating cash flow defined as cash generated from operations after changes in working capital but before

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay interest/tax paid, restructuring cash outlay and pension & OPEB outlay

Balance sheet - Assets	June 30,	March 31,	June 30,
In Euro million	2009	2009	2008
Total non-current assets	12,276	12,547	18,348
of which Goodwill & intangible assets, net	6,587	6,920	10,004
of which Prepaid pension costs	2,485	2,315	3,129
of which Other non-current assets	3,204	3,312	5,215
Total current assets	12,080	13,102	12,595
of which OWC assets	6,227	6,890	6,902
of which other current assets	1,612	2,877	1,284
of which marketable securities, cash & cash equivalents	4,241	3,335	4,409
Total assets	24,356	25,649	30,943

Balance sheet - Liabilities and shareholders' equity	June 30,	March 31,	June 30,
In Euro million	2009	2009	2008
Total shareholders equity	4,507	4,893	9,904
of which attributable to the equity holders of the parent	3,951	4,290	9,392
of which minority interests	556	603	512
Total non-current liabilities	10,306	10,550	9,854
of which pensions, and other post-retirement benefits	5,271	4,878	4,020
of which long term debt	3,588	4,077	3,649
of which other non-current liabilities	1,447	1,595	2,185
Total current liabilities	9,543	10,206	11,185
of which provisions	1,982	2,087	2,545
of which short term debt	698	186	1,194
of which OWC liabilities	4,796	5,638	5,394
of which other current liabilities	2,067	2,295	2,052
Total liabilities and shareholder's equity	24,356	25,649	30,943

BUSINESS COMMENTARY

CARRIER SEGMENT

For the second quarter 2009, revenues for the Carrier segment were Euro 2.384 billion, a decrease of 10.3% compared to Euro 2.659 billion in the year-ago quarter and an increase of 7.4% compared to Euro 2.219 billion in the first quarter 2009. At constant currency exchange rates, Carrier revenues decreased 16.2% year-over-year and rose 9.6% sequentially. The segment posted an adjusted2 operating1 loss of Euro (136) million or an operating margin of (5.7) % compared to an operating income of Euro 83 million or a margin of 3.1 % in the year ago period.

Key highlights:

•

Growth in IP routing, offset by decline in ATM switching: Revenues for the IP division were Euro 285 million, a decrease of 6.9% from the year ago quarter. Revenue growth in Alcatel-Lucent IP/MPLS service routers accelerated to the mid teens this quarter through continued success with fixed and mobile customers. It was however offset by the significant decline in revenues from ATM switching and from the re-sale of third-party vendor routers. Alcatel-Lucent continues to gain market share in the IP edge router space, as highlighted by reports published by Dell’Oro, IDC, Infonetics, Ovum and Synergy during the second quarter 2009. On July 16th, 2009, the company announced the industry’s first 100 Gigabit per second line card for metro, edge and core, expected to begin shipment in 2010.

•

Optics impacted by terrestrial: Revenues for the Optics division were Euro 728 million, a 6.2% decline from the year ago quarter, impacted by the current weakness of the terrestrial market, particularly in long haul D-WDM. Optical Multi Service Nodes (OMSN) proved more resilient thanks to metro aggregation. Wireless transmission also showed better resilience due to investments in mobile backhauling. Finally, submarine networks enjoyed another quarter of strong double-digit growth. This quarter, our next generation packet optical platform (1850 TSS) was selected by NTT DoCoMo to build the mobile backhaul for its LTE service.

•

Better quarter in wireless: Revenues for the Wireless Networks division were Euro 975 million, a decline of 5.3% from the year ago quarter. GSM continued to decline at a fast pace, impacted by the migration to 3G in China and slower economic growth or currency devaluations in markets where Alcatel-Lucent has a meaningful presence such as Eastern Europe, South East Asia, the Middle East and Africa. CDMA revenues enjoyed a very strong recovery, due in part to EV-DO roll-outs in China and in part to the depressed level of revenue booked in North America in the year ago quarter. W-CDMA rose in the mid twenties, which was driven by China. Finally, the momentum in LTE continues to build up with several operators selecting Alcatel-Lucent for their trials this quarter.

•

Wireline impacted by rapid decline in TDM switching: Revenues for the Wireline networks division were Euro 423 million, a decline of 26.3% from the year ago quarter. TDM switching saw an accelerated rate of decline this quarter whereas fixed NGN/IMS proved more resilient. The company’s integrated IMS solution (5060 IP call server) added three customers this quarter, including Bouygues Telecom for the test and deployment of new multimedia communications services. DSL revenue continued to decline, but at a lower pace than in the first quarter and enjoyed a strong sequential recovery, albeit off a low base. Alcatel-Lucent announced several new wins in next generation broadband access this quarter (VDSL, GPON), including Portugal Telecom, China Mobile and China Telecom.

APPLICATIONS SOFTWARE SEGMENT

For the second quarter 2009, revenues for the Applications software segment were Euro 260 million, an increase of 3.2% compared to Euro 252 million in the year-ago quarter and an increase of 2.0% compared to Euro 255 million in the first quarter 2009. At constant currency exchange rates, Applications software revenues decreased (5.9) % year-over-year and increased 4.9% sequentially. The segment posted an adjusted2 operating1 loss of Euro (25) million or an operating margin of (9.6) % compared to an adjusted2 operating1 loss of Euro (18) million or a margin of (7.1) % a year ago.

Key highlights

•

Carrier applications revenue increased slightly this quarter, from a demanding comparison basis in the year ago quarter which had been very strong for payment and next generation IN revenues. Rich communications (IMS applications and messaging) and Digital Media & Advertising nonetheless enjoyed double-digit year over year growth. From a geographic standpoint, demand remains very strong in North America and strong in Asia Pacific whereas it was more muted in EMEA. Customer response to the new applications portfolio and the company’s applications enablement strategy is very encouraging, highlighted by a strong book to bill ratio for the segment and a total of 19 design wins this quarter, mainly in Subscriber data management, Rich communications and Digital media & advertising.

•

Genesys, the contact centre software activity, returned to growth this quarter in a contracting market. This was driven by a surge in demand from the banking sector as well as a major contract with a large European operator in Western Europe. The latter highlights the ongoing successful expansion of Genesys from contact centres to customer care, with a particular focus on intelligent workload distribution.

•

The profitability of the segment was lower than in the year-ago-quarter and stable-sequentially, highlighting ongoing R&D investments in carrier applications and the fact that ongoing cost reduction initiatives have yet to fully materialise.

ENTERPRISE SEGMENT

For the second quarter 2009, revenues for the Enterprise segment were Euro 258 million, a decrease of 15.7% compared to Euro 306 million in the year-ago quarter and an increase of 5.3% compared to Euro 245 million in the first quarter 2009. At constant currency exchange rates, Enterprise revenues decreased 17.9% year-over-year and rose 6.4% sequentially. The segment posted an adjusted2 operating1 loss of Euro (6) million or an operating margin of (-2.3%) compared to a profit of Euro 24 million or 7.8 % in the year-ago quarter.

Key highlights:

•

Revenues from Enterprise solutions declined at a high single-digit rate this quarter, slightly less than in the first quarter (low teens), as the decline in the voice telephony market, due to tough economic conditions, was better offset this quarter by a mid-single digit growth in data networking.

•

Revenues from Industrial components contracted materially for the second quarter in a row, highlighting the highly cyclical nature of the underlying activities.

•

From a geographic standpoint, demand remained weak in all regions except for the Americas, which returned to growth, driven by a large contract in the healthcare market.

•

The profitability of the segment was materially improved compared to the first quarter 2009, reflecting a more favorable product and regional mix, lower marketing expenses after the one time costs incurred in Q1 and initial impacts of the cost containment actions underway.

SERVICES SEGMENT

For the second quarter 2009, revenues for the Services segment were Euro 873 million, an increase of 7.9% compared to Euro 809 million in the year-ago quarter and an increase of 9.5% compared to Euro 797 million in the first quarter 2009. At constant currency exchange rates, Services revenues increased 5.0% year-over-year and 10.2% sequentially. The segment posted an adjusted2 operating profit1 of Euro 87 million or 10.0% of revenues compared to Euro 64 million or 7.9% in the year ago quarter.

Key highlights:

•

Managed & Outsourcing Solutions enjoyed another quarter of very strong growth this quarter, driven by the implementation of many large contracts signed in 2008. On April 30th, Alcatel-Lucent and Bharti Airtel announced that they have formed a joint venture to manage the latter’s pan-India broadband and telephone services and help Airtel’s transition to next generation networks. Under this JV, Alcatel-Lucent will design, deploy and manage Bharti Airtel’s broadband and telephone network across India.

•

The Network and System Integration (N&SI) activities returned to slight growth this quarter, as the decline in traditional network roll-out services was more than offset by the demand for more complex network and software integration services.

•

Maintenance activities enjoyed slight growth this quarter, driven by multi-vendor maintenance whereas the maintenance of Alcatel-Lucent products was more or less stable.

•

The segment saw an improvement in profitability on a year over year basis and a strong recovery on a sequential basis. The sequential turnaround is due to 1) much higher margins in maintenance this quarter, after an abnormally low level in the first quarter 2) a material improvement in the contribution from N&SI attributable to a better mix of projects completed this quarter and finally 3) a significant improvement in the profitability of Managed & Outsourcing Solutions.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/2q2009

Notes

All adjusted figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-

“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2009 Upcoming events

October 29, 2009 third quarter 2009 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) adjusted operating profit around break-even in 2009; and (ii) cost reduction by Euro 750 million on an annual run rate by end of 2009. . Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs, and to co-source certain business processes, and adjust our portfolio by boosting investment in certain segments and reducing spending in others; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2008, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

	Q1-2009			Q2-2009			H1-2009
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted

Revenues	3,598		3,598	3,905	0	3,905	7,503	0	7,503
Cost of sales (a)	(2,465)		(2,465)	(2,612)	0	(2,612)	(5,077)	0	(5,077)

Gross Profit	1,133	0	1,133	1293	0	1,293	2,426	0	2,426

Administrative and selling expenses (b)	(768)	31	(737)	(769)	30	(739)	(1,537)	61	(1,476)
Research and Development costs (c)	(691)	41	(650)	(654)	38	(616)	(1,345)	79	(1,266)

Operating income (loss) (1)	(326)	72	(254)	(130)	68	(62)	(456)	140	(316)

Restructuring costs	(78)		(78)	(123)	0	(123)	(201)		(201)
Impairment of assets	0		0	0	0	0	0		0
Post-retirement benefit plan amendment	(2)		(2)	1	0	1	(1)		(1)
Gain/(los) on disposal of consolidated entities	0		0	0	0	0	0		0

Income (loss) from operating activities	(406)	72	(334)	(252)	68	(184)	(658)	140	(518)

Financial result (net)	(13)	0	(13)	35	0	35	22		22

Share in net income(losses) of equity affiliates	(9)		(9)	3	0	3	(6)		(6)
Income tax (expense) benefit (d)	6	(28)	(22)	87	(26)	61	93	(54)	39

Income (loss) from continuing operations	(422)	44	(378)	(127)	42	(85)	(549)	86	(463)

Income (loss) from discontinued activities	0		0	129	0	129	129		129

Net Income (loss)	(422)	44	(378)	2	42	44	(420)	86	(334)

of which : Group share	(402)	44	(358)	14	42	56	(388)	86	(302)
Minority interests	(20)		(20)	(12)	0	(12)	(32)		(32)

Earnings per share : basic	(0.18)		(0.16)	0.01		0.02	(0.17)		(0.13)
Earnings per share : diluted	(0.18)		(0.16)	0.01		0.02	(0.17)		(0.13)

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment
Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at June 30, 2009).
PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2008)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years)
(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: July 30, 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer